Citigroup Underwriting Syndicate Members



Banc of America Securities LLC
Bear, Stearns & Co., Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Greenwich Capital Markets, Inc.
Jackson Securities LLC
Lehman Brothers Inc.
The Williams Capital Group, L.P.
UBS Securities LLC